Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE
Agrium in Discussions to sell AWB Commodity Management Businesses
December 14, 2010
Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) today announced that it is in discussions with a number of interested parties for the sale of the AWB commodity management businesses. Agrium is issuing this press release in response to speculative articles in the Australian press with respect to the possible sale of the AWB commodity management businesses.
No definitive agreement has been entered into with respect to the sale of the commodity management businesses and accordingly no assurance can be given that any agreement will be entered into or any sale completed. Agrium will make no further announcements or communications until either an agreement for the sale of the AWB commodity management businesses has been reached or discussions are terminated without any agreement being reached.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Media enquiries — Australia:
Peter McBride, General Manager, Corporate Affairs AWB
(61) 03 9209 2174
Contact us at: www.agrium.com